

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2019

Westley Stockton
Chief Financial Officer
GULF ISLAND FABRICATION INC
16225 Park Ten Place, Suite 300
Houston, Texas

   Re: GULF ISLAND FABRICATION INC
    Form 10-Q for the period ended September 30, 2018
    Filed on November 9, 2018
    File No. 001-34279

Dear Mr. Stockton:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing and
       Construction